SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-45648

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHINHAN SECURITIES AMERICA INC.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 7TH AVENUE, SUITE 2602
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHANBUM KIM	212-397-0792	cb.kim@shinhan-usa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SEJONG LLP
(Name – if individual, state last, first, and middle name)

65 CHALLENGER ROAD, SUITE 250	RIDGEFIELD PARK	NJ	07660
(Address)	(City)	(State)	(Zip Code)

08/16/2011	5519
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, CHANBUM KIM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SHINHAN SECURITIES AMERICA INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
PRESIDENT

Notary Public

ROBERT E. DONOVAN
Notary Public - State of New York
No. 01DO6203516
Qualified in Nassau County
My Commission Exp. 04/06/2025

2/28/24

ROBERT E. DONOVAN
Notary Public - State of New York
No. 01DO6203516
Qualified in Nassau County
My Commission Exp. 04/06/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



sejong
integrity·trust·professionalism

65 Challenger Road, Suite 250, Ridgefield Park, NJ 07660 T. 212.244.3940 | F. 201.242.0106
www.sejongllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Shinhan Securities America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shinhan Securities America, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Shinhan Securities America, Inc. as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Shinhan Securities America, Inc.'s management. Our responsibility is to express an opinion on Shinhan Securities America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shinhan Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Shinhan Securities America, Inc.'s auditor since 2012.

Ridgefield Park, New Jersey

February 21, 2024

SHINHAN SECURITIES AMERICA, INC.

(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	1,229,740
Certificates of deposit		2,952,563
Fixed assets, net		98,808
Right-of-use assets		1,117,902
Other assets		96,382
Total assets	$	5,495,395

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	155,244
Lease liabilities		1,257,530
Total liabilities		1,412,774
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued		
and outstanding, 25,000 shares		250
Additional paid-in capital		7,039,750
Accumulated deficit		(2,957,379)
Total stockholder's equity		4,082,621
	$	5,495,395

See accompanying notes to statement of financial condition.

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2023

(1) Description of Business

Shinhan Securities America Inc. (the "Company", formerly Shinhan Investment America Inc.) was incorporated on February 1, 1993, under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the "Parent", formerly Shinhan Investment Corp.), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC).

The Company provides placement services as an intermediary between Korean institutional investors and investment funds. The Company also engages in broker and dealer transactions of Korean securities. The Company has a clearing agreement with the Parent whereby the Parent clears Korean security transactions for the Company and the Company's customers. The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The company claims exemption from SEC rule 15c3-3 under paragraph (k)(2)(i).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) Fair value of Financial Instruments

In accordance with Financial Accounting Standard Board (FASB) Accounting, Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note (3) for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

(d) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancellable operating leases for office spaces. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use

3

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2023

(ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

(e) **Fixed Assets**

Fixed assets are stated at cost, net of accumulated depreciation and amortization.

(f) **Income Taxes**

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2023

reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) *Adopted Accounting Standards*

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard provides for a new impairment model which requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted in any interim periods for which financial statements have not been issued. The adoption of this guidance does not have material impact on the Company's statement of financial condition.

(3) Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

The balances of assets measured at fair value on a recurring basis as of December 31, 2023 are as follows:

Description	Level 1	Level 2	Level 3	Total
Money market account	$ 363,236	—	—	$ 363,236
Certificates of deposit	$ —	2,952,563	—	$ 2,952,563

5

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2023

(4) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also invests its cash surplus in the form of certificate of deposit and other accounts with an affiliated bank. A summary of balances with the Parent and the affiliate as of December 31, 2023, is approximately as follows:

Certificates of deposit and accounts in bank	$ 1,079,000
Accrued interest on certificates of deposit	4,000
Lease liabilities	765,000

(5) Certificates of Deposit

At December 31, 2023, certificates of deposit amounted to $2,952,563, which mature through November 29, 2024, with interest rates ranging from 5.00% to 5.25% per annum.

(6) Fixed Assets

Fixed assets, at cost, at December 31, 2023, are summarized as follows:

Equipment	$ 83,095
Furniture and fixtures	64,625
Leasehold improvements	73,710
	221,430
Less accumulated depreciation and amortization	122,622
	$ 98,808

(7) Leases

The Company has obligations as a lessee for office spaces with initial noncancelable terms in excess of one year. The Company classified the leases as operating leases. These leases generally contain renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2023

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2023, are approximately as follows:

Years		Amount
2024	$	287,000
2025		322,000
2026		328,000
2027		308,000
2028		182,000
2029		30,000
Total undiscounted lease payments		1,457,000
Less imputed interest		199,000
Total lease liabilities	$	1,258,000

(8) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2023, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2023, the Company had net capital of $2,801,908, which exceeded the minimum requirement by $2,551,908. The Company's percentage of aggregate indebtedness to net capital was 10.52%.

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2023

(9)   Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liability) at December 31, 2023, are as follows:

Deferred tax assets (liability):		
Net operating loss carry-forwards	$	1,037,402
Leases		45,164
Fixed assets		(403)
Total deferred tax assets, net		1,082,163
Less valuation allowance		1,082,163
Net deferred tax assets	$	—

The net change in the valuation allowance for the year ended December 31, 2023, was an increase of approximately $413,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2023, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $1,047,000 which expire in various years through December 31, 2037, and approximately $1,861,000 which will be carried forward indefinitely, with an 80% of limitation on the taxable income. The Company also has net operating loss carryforwards for New York state and New York city tax purposes amounting to approximately $2,615,000 and $4,913,000 respectively at December 31, 2023, which expire in various years through December 31, 2043.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company remains subject to examination for the years ended December 31, 2020, 2021, and 2022 for the federal, state, and local jurisdictions.

(10)   Off-Balance-Sheet Risk

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such exposure is not material. There were no customers' unsettled trades at December 31, 2023.

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2023

The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

(11) Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2023. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and certificates of deposit in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(12) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 21, 2024, the date at which the financial statement was available to be issued and determined that there were no other items which required accounting for or disclosure in the financial statement.

sejong LLP
integrity·trust·professionalism
65 Challenger Road, Suite 250, Ridgefield Park, NJ 07660 T. 212.244.3940 | F. 201.242.0106
www.sejongllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Shinhan Securities America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Shinhan Securities America, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Shinhan Securities America, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Shinhan Securities America, Inc. stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Shinhan Securities America, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shinhan Securities America, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 21, 2024



Shinhan Securities America Inc.

750 7th Avenue, Suite 2602, New York, NY 10019
Tel. 212-397-4000 · Fax. 646-422-7193
www.shinhangroup.com



Shinhan Securities America, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2023

Shinhan Securities America, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Chanbum Kim, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chanbum Kim, President
February 21, 2024



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